RMS



17017768

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8-48233

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/16 (MM/DD/YY) AND ENDING 03/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Macquarie Capital Markets North America Ltd.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Brookfield Place, 181 Bay Street, Suite 3100, PO Box 830
(No. and Street)

Toronto	Ontario	M5J2T3
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joanne Q. Heinrich (904) 365-2221
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

18 York Street, Suite 2600	Toronto	Ontario	M5J0B2
(Address)	(City)	(State)	(Zip Code)

2017 MAY 31 AM 8:01 RECEIVED

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY



RECEIVED
MAY 30 2017
U.S. SECURITIES AND EXCHANGE COMMISSION
NEW YORK REGIONAL OFFICE
BROKER-DEALER INSPECTION PROGRAM

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

aub

RECEIVED
2017 JUN -2 AM 8:00
SEC / TM

Macquarie Capital Markets North America Ltd.

Statement of Financial Condition
March 31, 2017

RECEIVED
MAY 30 2017
U.S. SECURITIES AND EXCHANGE COMMISSION
NEW YORK REGIONAL OFFICE
BROKER-DEALER INSPECTION PROGRAM

Macquarie Capital Markets North America Ltd.
Index
March 31, 2017

Page(s)



May 25, 2017

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Macquarie Capital Markets North America Ltd.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Macquarie Capital Markets North America Ltd. (the Company) as at March 31, 2017, in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

PricewaterhouseCoopers LLP
PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2
T: +1 416 863 1133, F: +1 416 365 8215

Macquarie Capital Markets North America Ltd.
Statement of Financial Condition
March 31, 2017

(Expressed in US dollars)

Assets		
Cash and cash equivalents	$	3,796,365
Receivable from customers		649,337
Receivable from affiliate - intercompany		294,588
Other assets		484,915
Total assets	$	5,225,205
Liabilities and Stockholder's Equity		
Liabilities		
Accrued expenses and other liabilities	$	45,163
Payable to parent - broker accounts		649,337
Payable to affiliate - intercompany		182,177
Total liabilities		876,677
Stockholder's equity		
Common stock, $1.00 par value; 12,000,000 shares authorized, issued and outstanding		12,000,000
Accumulated deficit		(7,651,472)
Total stockholder's equity		4,348,528
Total liabilities and stockholder's equity	$	5,225,205

The accompanying notes are an integral part of this financial statement.

1. Organization and Business

Macquarie Capital Markets North America Ltd. (the "Company") is a wholly owned subsidiary of Macquarie Capital Markets Canada Ltd. (the "Parent"), which is an indirect, wholly owned subsidiary of Macquarie Group Limited, a non-operating holding company located in Sydney, Australia.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company provides a range of brokerage services to institutional clients, primarily related to institutional equity sales and institutional equity trading. The Company executes and settles transactions through facilities of the Parent's clearing broker.

2. Significant Accounting Policies

Basis of Accounting and Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in deposit and highly liquid investments held in deposit with two major financial institutions. The Company defines cash equivalents as short-term investments with maturities of three months or less from the date of purchase.

Receivable from and Payable to Customers

Balances recorded as receivable from or payable to customers consist of securities failed to deliver and securities failed to receive, respectively, as of the date of the statement of financial condition. The Company records customer securities transactions on a settlement date basis in accordance with US GAAP.

Other Assets

Other assets consist of sales tax receivables and other prepaid expenses of the Company.

Income Taxes

The amount of current taxes payable or recoverable is recognized as of the date of the statement of financial condition utilizing currently enacted tax laws and rates.

The Company follows accounting principles related to the accounting for uncertainty in income taxes. In this regard, the Company is required to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation process, based on the technical merits of the position. The tax expense (benefit) to be recognized is measured as the largest amount of expense (benefit) that has greater than fifty percent likelihood of being realized upon ultimate settlement, which could result in the Company recording a tax liability.

Fair Value Measurements
The Company is required to report the fair value of financial instruments, as defined. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy prioritizes inputs to valuation techniques used to determine fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The fair value of the Company's financial instruments, including cash, customer balances, broker balances, intercompany balances, prepayments, taxes receivable balances, accounts payable and accrued liabilities, approximate the carrying values presented in the statement of financial condition due to their short-term nature and high credit quality. They would also be considered level 2 in the hierarchy as there is no active market price for the instruments.

Translation of foreign currencies
Monetary assets and liabilities denominated in foreign currencies are translated into US dollars at the year-end rates of exchange.

New Accounting Pronouncements
In August 2015, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2015-14, "Revenue from Contracts with Customers" to supersede the majority of current revenue recognition guidance under U.S. GAAP. The core principle of this guidance is that an entity should recognize revenue for the transfer of goods or services to customers in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services. The guidance also requires additional quantitative and qualitative disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts including significant judgments. The guidance will be effective for the Company beginning April 1, 2018. The Company is in the process of determining the impact of this guidance on the financial statements.

In June 2016, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2016-13, "Financial Instruments – Credit Losses". The main objective of this ASU is to require more appropriate timing of recording credit losses on financial instruments. The guidance will be effective for the Company beginning April 1, 2020. The Company is in the process of determining the impact of this guidance on the financial statements.

In March 2016, the Financial Accounting Standards Board issued ASU No. 2016-02, "Leases" to improve recognition of leases on the balance sheet. The guidance will be effective for the

Company beginning April 1, 2019. The Company is in the process of determining the impact of this guidance on the financial statements.

In March 2016, the Financial Accounting Standards Board issued ASU No. 2016-09, "Compensation - Stock Compensation" as a part of its Simplification Initiative. The guidance will affect the accounting for share-based payment transactions. The guidance will be effective for the Company beginning April 1, 2017. The Company is in the process of determining the impact of this guidance on the financial statements. The adoption of this standard is not expected to have a material impact on the entity.

In November 2016, the Financial Accounting standards Board issued ASU No. 2016-18 "Statement of Cash Flows – Restricted Cash" The guidance will amend the presentation and classification of changes in restricted cash in the statement of cash flows to eliminate current diversity in practice. The amended guidance requires the statement of cash flows to explain the change during the period in the total cash, cash equivalents, and amounts generally described as restricted cash and restricted cash equivalents. The guidance will be effective for the Company beginning April 1, 2019.The Company is in the process of determining the impact of this guidance on the financial statements

3. Related Party Transactions

The Company has transactions with the Parent that arise from both the daily operations of the Company and specific transactions, including the performance of administrative services and the execution of securities transactions.

The administrative services and execution portion of the payable to affiliate is $182,177.The payable to Parent – broker accounts consists of securities failed to deliver.

4. Commitments and Contingencies

In the normal course of business, the Company's client activity involves the execution and settlement of various securities transactions. These activities may expose the Company to the risk of loss in the event customers, other broker-dealers, or banks are unable to fulfill contractual obligations. The Company monitors the credit standing of counterparties with whom it conducts business on a periodic basis in order to control the risks associated with these activities. At March 31, 2017, the Company has no allowance for doubtful accounts with regard to these receivables. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations.

5. Legal and Regulatory Matters

As at March 31, 2017, the Company has not identified any legal or regulatory matters creating loss contingencies which are both reasonably probable and estimable.

6. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934 (the "Act") that requires the maintenance of minimum net capital in accordance with a formula set forth therein. The Company calculates net capital under the alternative method permitted by Rule 15c3-1, which requires the Company to

maintain net capital, as defined, equal to the greater of $250,000 or 2% of combined aggregate debit items as determined by SEC Rule 15c3-3. At March 31, 2017, the Company had net capital of $3,568,993 which was $3,318,993 in excess of the Company requirement of $250,000.

7. Income Taxes

As of March 31, 2017, the Company had gross US Federal, State, and Canadian net operating loss carry forwards of $1,059,233, $1,305,583, and $8,110,266, respectively, which will expire at various dates from 2033 through 2037. As the Company is in a three year cumulative loss position for its US Federal, State, and Canadian income taxes, it is more likely than not that it will not realize its deferred tax asset of $2,474,631.

8. Subsequent Events

The Company has evaluated subsequent events through May 25, 2017, the date the financial statement was available to be issued. The Company did not have any significant subsequent events to report.